File No: 333-
                                                                    CIK #1025243


                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.    Exact name of Trust:  VAN KAMPEN AMERICAN CAPITAL EQUITY
                            OPPORTUNITY TRUST, SERIES 97

B.    Name of Depositor:    VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.

C.    Complete address of Depositor's principal executive offices:

                         One Parkview Plaza
                         Oakbrook Terrace Illinois 60181

D.    Name and complete address of agents for service:

    CHAPMAN AND CUTLER           VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.
    Attention:  Mark J. Kneedy   Attention:  Don G. Powell, Chairman
    111 West Monroe Street       One Parkview Plaza
    Chicago, Illinois  60603     Oakbrook Terrace, Illinois  60181

E. Title of securities being registered: Units of undivided fractional beneficial interests

F.    Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

____________________________________________          __________________________

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The registrant hereby amends this  Registration  Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


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                              FORM N-8B-2 FORM S-6

                       ITEM NUMBER HEADING IN PROSPECTUS

                                                                               1


              VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST
                                    SERIES 97
                              CROSS REFERENCE SHEET
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                     PURSUANT TO RULE 404(C) OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933
                   (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION
                         1 AS TO PROSPECTUS ON FORM S-6)

FORM N-8B-2                                                                              FORM S-6
ITEM NUMBER                                                                        HEADING IN PROSPECTUS

                     I. ORGANIZATION AND GENERAL INFORMATION
 1.     (a)  Name of trust                                      )      Prospectus Front Cover Page

        (b)  Title of securities issued                         )      Prospectus Front Cover Page

 2.     Name and address of Depositor                           )      Summary of Essential Financial
                                                                )        Information
                                                                )      Trust Administration

 3.     Name and address of Trustee                             )      Summary of Essential Financial
                                                                )        Information
                                                                )      Trust Administration

 4.     Name and address of principal                           )      Trust Administration
          underwriter

 5.     Organization of trust                                   )      The Trusts

 6.     Execution and termination of                            )      The Trusts
          Trust Indenture and Agreement                         )      Trust Administration

 7.     Changes of Name                                         )      *

 8.     Fiscal year                                             )      *

 9.     Material Litigation                                     )      *


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                    II. GENERAL DESCRIPTION OF THE TRUST AND
                             SECURITIES OF THE TRUST
10.     General information regarding                           )      The Trusts
          Trust's securities and                                )      Federal Taxation
          rights of security holders                            )      Public Offering
                                                                )      Rights of Unitholders
                                                                )      Trust Administration
                                                                )      Risk Factors

11.     Type of securities comprising                           )      Prospectus Front Cover Page
          units                                                 )      The Trusts
                                                                )      Trust Portfolios
                                                                )      Risk Factors

12.     Certain information regarding                           )      *
          periodic payment certificates                         )

13.     (a)  Loan, fees, charges and expenses                   )      Prospectus Front Cover Page
                                                                )      Summary of Essential Financial
                                                                )        Information
                                                                )      Trust Portfolios
                                                                )
                                                                )      Trust Operating Expenses
                                                                )      Public Offering
                                                                )      Rights of Unitholders

        (b)  Certain information regarding                      )
               periodic payment plan                            )      *
               certificates                                     )

        (c)  Certain percentages                                )      Prospectus Front Cover Page
                                                                )      Summary of Essential Financial
                                                                )       Information
                                                                )
                                                                )      Public Offering
                                                                )      Rights of Unitholders

        (d)  Certain other fees, expenses or                    )      Trust Operating Expenses
               charges payable by holders                       )      Rights of Unitholders

        (e)  Certain profits to be received                     )      Public Offering
               by depositor, principal                          )      Trust Portfolios
               underwriter, trustee or any                      )
               affiliated persons                               )

        (f)  Ratio of annual charges                            )      *
               to income                                        )

14.     Issuance of Trust's securities                          )      Rights of Unitholders

15.     Receipt and handling of payments                        )      *
          from purchasers                                       )

16.     Acquisition and disposition of                          )      The Trusts
          underlying securities                                 )      Rights of Unitholders
                                                                )      Trust Administration

17.     Withdrawal or redemption                                )      Rights of Unitholders
                                                                )      Trust Administration
18.     (a)  Receipt and disposition                            )      Prospectus Front Cover Page
               of income                                        )      Rights of Unitholders

        (b)  Reinvestment of distributions                      )      *

        (c)  Reserves or special funds                          )      Trust Operating Expenses
                                                                )      Rights of Unitholders
        (d)  Schedule of distributions                          )      *

19.     Records, accounts and reports                           )      Rights of Unitholders
                                                                )      Trust Administration

20.     Certain miscellaneous provisions                        )      Trust Administration
          of Trust Agreement                                    )

21.     Loans to security holders                               )      *

22.     Limitations on liability                                )      Trust Portfolios
                                                                )      Trust Administration
23.     Bonding arrangements                                    )      *

24.     Other material provisions of                            )      *
        Trust Indenture Agreement                               )
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                   III. ORGANIZATION, PERSONNEL AND AFFILIATED
                              PERSONS OF DEPOSITOR
25.     Organization of Depositor                               )      Trust Administration

26.     Fees received by Depositor                              )      *

27.     Business of Depositor                                   )      Trust Administration

28.     Certain information as to                               )      *
          officials and affiliated                              )
          persons of Depositor                                  )

29.     Companies owning securities                             )      *
          of Depositor                                          )
30.     Controlling persons of Depositor                        )      *

31.     Compensation of Officers of                             )      *
          Depositor                                             )

32.     Compensation of Directors                               )      *

33.     Compensation to Employees                               )      *

34.     Compensation to other persons                           )      *
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                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES
35.     Distribution of trust's securities                      )      Public Offering
          by states                                             )

36.     Suspension of sales of trust's                          )      *
          securities                                            )
37.     Revocation of authority to                              )      *
          distribute                                            )

38.     (a)  Method of distribution                             )
                                                                )
        (b)  Underwriting agreements                            )      Public Offering
                                                                )
        (c)  Selling agreements                                 )

39.     (a)  Organization of principal                          )      *
               underwriter                                      )

        (b)  N.A.S.D. membership by                             )      *
               principal underwriter                            )

40.     Certain fees received by                                )      *
          principal underwriter                                 )

41.     (a)  Business of principal                              )      Trust Administration
               underwriter                                      )

        (b)  Branch offices or principal                        )      *
               underwriter                                      )

        (c)  Salesmen or principal                              )      *
               underwriter                                      )

42.     Ownership of securities of                              )      *
          the trust                                             )

43.     Certain brokerage commissions                           )      *
          received by principal underwriter                     )

44.     (a)  Method of valuation                                )      Prospectus Front Cover Page
                                                                )      Summary of Essential Financial
                                                                )        Information
                                                                )      Trust Operating Expenses
                                                                )      Public Offering
        (b)  Schedule as to offering                            )      *
               price                                            )

        (c)  Variation in offering price                        )      *
               to certain persons                               )

46.     (a)  Redemption valuation                               )      Rights of Unitholders
                                                                )      Trust Administration
        (b)  Schedule as to redemption                          )      *
               price                                            )

47.     Purchase and sale of interests                          )      Public Offering
          in underlying securities                              )      Trust Administration
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               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
48.     Organization and regulation of                          )      Trust Administration
          trustee                                               )

49.     Fees and expenses of trustee                            )      Summary of Essential Financial
                                                                )        Information
                                                                )      Trust Operating Expenses

50.     Trustee's lien                                          )      Trust Operating Expenses
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          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
51.     Insurance of holders of trust's                         )
          securities                                            )      *

52.     (a)  Provisions of trust agreement                      )
               with respect to replacement                      )      Trust Administration
               or elimination portfolio                         )
               securities                                       )

        (b)  Transactions involving                             )
               elimination of underlying                        )      *
               securities                                       )

        (c)  Policy regarding substitution                      )
               or elimination of underlying                     )      Trust Administration
               securities                                       )

        (d)  Fundamental policy not                             )      *
               otherwise covered                                )

53.     Tax Status of trust                                     )      Federal Taxation
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                   VII. FINANCIAL AND STATISTICAL INFORMATION
54.     Trust's securities during                               )      *
          last ten years                                        )

55.                                                             )
56.     Certain information regarding                           )      *
57.       periodic payment certificates                         )
58.                                                             )

59.     Financial statements (Instructions                      )      Report of Independent Certified
          1(c) to Form S-6)                                     )        Public Accountants
                                                                )      Statements of Condition

----------------------------------------------
* Inapplicable, omitted, answer negative or not required

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









                   Preliminary Prospectus Dated April 2, 1998

              VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST

                                                                       Series 97
                                                       (A Unit Investment Trust)

         The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only.

         A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Van Kampen American Capital Equity Opportunity Trust, Series 86 (Registration No. 333-43603) as filed on January 20, 1998, which shall be used as a preliminary prospectus for the current Series of the Fund.)



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                                       S-1
                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

            The facing sheet
            The Cross-Reference Sheet
            The Prospectus
            The signatures
            The consents of independent public accountants
              and legal counsel

The following exhibits:

1.1    Proposed form of Trust Agreement (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1    Consent of Interactive Data Corporation (to be supplied by amendment).

4.2    Consent of Grant Thornton LLP (to be supplied by amendment).

EX-27  Financial Data Schedule (to be supplied by amendment).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 97 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 2nd day of April, 1998.

                 VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 97
                      (Registrant)

                 By VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.
                      (Depositor)


                            Gina M. Costello
                            Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on April 2, 1998 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

          SIGNATURE                             TITLE

Don G. Powell                       Chairman and Chief Executive              )
                                       Officer                                )


John H. Zimmerman                   President and Chief Operating             )
                                       Officer

Ronald A. Nyberg                    Executive Vice President and              )
                                       General Counsel

William R. Rybak                    Executive Vice President and              )
                                       Chief Financial Officer                )

                          Gina M. Costello
                               (Attorney-in-fact*)

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         *An executed  copy of each of the related  powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (File No. 333-33087) Van Kampen American Capital Equity Opportunity Trust, Series 87 (File No. 333-44581) and the same are hereby incorporated herein by this reference.